Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated October 18, 2007
Relating to Preliminary Prospectus Dated September 26, 2007
Registration Statement No. 333-142144
6,000,000 Shares
Common Stock
SoundBite Communications, Inc. is providing you with the following updated information in connection with the initial public offering of shares of our common stock.
On October 17, 2007, our counsel and counsel for the underwriters of our initial public offering received a letter dated October 16, 2007 on behalf of Universal Recovery Systems, Inc., or URS, alleging that our on-demand automated voice messaging solution (a) may be in violation of specified patents owned by URS and (b) will be in violation of patent claims filed by URS in May 2007 in a pending patent application. The letter states that URS will consider selling to us the referenced patents and patent application, which generally relate to specified methodologies for right-party contact telephone systems, prior to the completion of our initial public offering. The letter also states that URS will wait until October 24, 2007 before making a similar offer to one of our competitors.
We believe the allegations contained in the letter are without merit, and we would defend vigorously against any claim that our solution violates the referenced patents. The claims of the referenced patent application have not been published or examined by the U.S. Patent and Trademark Office, and URS currently has no enforceable patent rights with respect to the subject matter of the claims of the referenced patent application. Because the application may not be allowed or, if allowed, may have claims of a scope materially different from the pending claims, we are unable to evaluate the effect, if any, that any claims that are ultimately allowed will have on our business or results of operations. Regardless of the outcome of any possible cause of action that URS may pursue, our defense of any such action could result in significant expense and diversion of management resources.
To review a filed copy of our current registration statement, please click on the following link: ..
http://www.sec.gov/Archives/edgar/data/1163698/000095013507006169/0000950135-07-006169-index.htm

SoundBite Communications, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SoundBite has filed with the SEC for more complete information about SoundBite and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting Cowen and Company at 631-254-7106 or Thomas Weisel Partners LLC at 415-364-2500.